Exhibit 99.1

DHX MEDIA ANNOUNCES CLOSING OF C$140 MILLION SUBSCRIPTION RECEIPT OFFERING

Halifax, NS - May 31st, 2017 –

DHX Media Ltd. (or the “Company”) (TSX: DHX.A, DHX.B, NASDAQ: DHXM) is pleased to announce the closing of its previously announced bought deal private placement offering (the “Offering”) of subscription receipts of the Company (the “Subscription Receipts”) at a price of C$1,000 per Subscription Receipt for gross proceeds of C$140 million. The Offering was completed through a syndicate of underwriters (the “Underwriters”). The Underwriters have exercised in full the previously announced over-allotment option to purchase an additional C$15 million of Subscription Receipts granted to them by the Company.

As announced on May 10, 2017, the Offering is being undertaken in connection with the Company’s proposed acquisition (the “Acquisition”) of the entertainment division of Iconix Brand Group Inc., which includes both an 80% controlling interest in Peanuts and 100% of Strawberry Shortcake. The gross proceeds of the Offering, less 50% of the commission payable to the Underwriters and certain costs and expenses (the “Escrowed Proceeds”), have been deposited in escrow and will be released to the Company, less the remaining 50% of the commission payable to the Underwriters, upon satisfaction or waiver of all conditions precedent to closing of the Acquisition pursuant to the definitive agreement (other than the final condition precedent of payment of the purchase price to the vendor) (the “Escrow Release Condition”). If the Escrow Release Condition is not satisfied within 120 days of issuance of the Subscription Receipts, then the Subscription Receipts will be cancelled and the funds held in escrow returned to the investors. The Escrowed Proceeds will be used to partially fund the Acquisition and to reduce amounts under the new debt financing facility of the Company which was also announced on May 10, 2017.

Upon the satisfaction of the Escrow Release Condition, each holder of Subscription Receipts will receive, for no additional consideration and subject to adjustment, one special warrant (the “Special Warrants”) that, upon the satisfaction of certain conditions, shall be automatically exercised, for no additional consideration, to acquire $1,000 principal amount of 5.875% senior unsecured convertible debentures of the Company (each, a “Convertible Debenture” and, collectively, the “Convertible Debentures”). Each Convertible Debenture shall be convertible into common voting shares or variable voting shares of the Company, as applicable, at a price of C$8.00 per share, subject to adjustment in certain events.

Upon request of the Underwriters, the Company will use its reasonable commercial efforts to file a prospectus supplement or a prospectus in order to qualify the distribution of the Convertible Debentures issuable upon exercise of the Special Warrants in Canada. If so requested, the prospectus supplement or prospectus will be filed following the information required to be included in a business acquisition report in connection with the Acquisition being available. The Special Warrants will automatically convert into Convertible Debentures upon the earlier of (i) the third business day following the filing of the prospectus supplement or the issuance of a receipt for the prospectus, and (ii) the date that is four months and one day from the date of the closing of the private placement.

The Subscription Receipts have been issued pursuant to private placement exemptions in all the provinces of Canada and elsewhere. All securities issued pursuant to the Offering are subject to a statutory hold period of no more than four months from the date of distribution of the Subscription Receipts in accordance with Canadian securities legislation, subject to the prospectus qualification referred to above. The securities being offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold within the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Financial Media: Jean Lépine – SVP Communications and Public Affairs, DHX Media Ltd.
jean.lepine@dhxmedia.com
+1 416-977-7483

About DHX Media

DHX Media Ltd. (www.dhxmedia.com) is a leading children’s content and brands company, recognized globally for such high-profile properties as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, and the multiple award-winning Degrassi franchise. Owner of the world’s largest independent library of children’s content, at more than 12,500 half-hours, the Company owns and produces shows that children love, licensing its content to major broadcasters and streaming services worldwide. The Company’s robust consumer products program generates royalties from merchandise based on its much-loved children’s brands. Through its subsidiary, WildBrain, DHX Media also operates a network of more than 360 children’s channels on YouTube, one of the largest of its kind on the platform. Headquartered in Canada, DHX Media has offices in 19 cities globally, and is listed on the Toronto Stock Exchange (DHX.A and DHX.B) and the NASDAQ Global Select Market (DHXM).

Peanuts – A Global Powerhouse Brand

When Charles M. Schulz created the world of Charlie Brown, Snoopy, Lucy, Linus, Woodstock and the rest of the Peanuts friends, he gave birth to a phenomenon that has endured for almost 70 years, and is now widely recognized across generations and demographics. Generating retail sales of US$1.3 billion in 2015, the Peanuts brand has a strong, diversified global licensing program in approximately 100 territories with approximately 1,120 licensees, including Hallmark, Universal Studios, Warner Bros. and Cedar Fair. Animated Peanuts classics continue to be #1 ranked prime time TV specials and have been viewed in 196 countries, while 45 million comics are still read daily. In a recent E-Poll Market research report, Snoopy ranked as the #1 Most-Liked spokescharacter in America among adult consumers and #2 for children. Snoopy was also one of the top three characters of which adult consumers would like to see more.  Sources:  Licensing Letter, Iconix Brand Group.

Strawberry Shortcake – A Timeless Girls’ Property

A global girls’ property with multi-generational appeal, Strawberry Shortcake is truly a timeless brand. After more than 35 years since launch, it continues to resonate with young girls and their mothers who grew up with the beloved Strawberry Shortcake dolls. With a robust publishing program in 30 languages and 130 markets, 14 mobile apps and approximately 148 half-hours of content that have been viewed in 120 countries, Strawberry Shortcake holds tremendous potential in both the content and licensing markets. The property has generated US$4 billion in global sales since 2002 from currently 305 licensees. DHX Media is currently producing, in conjunction with Iconix, a new animated series based on Strawberry Shortcake to drive new global growth for this perennial brand. Sources: American Greetings, Iconix Brand Group.

Disclaimer
This press release contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the business strategies and operational activities of DHX Media and its subsidiaries, completion of the prospective acquisition and debt financing facility, release of escrowed funds from the Offering, the Company’s ability to secure financing to complete acquisitions, and regulatory approval. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to regulatory approval and satisfaction of other conditions to closing the Acquisition and the Offering, DHX Media’s ability to complete the transactions, market factors, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the SEC. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.